UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 3)*

Baijiayun Group Ltd

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G0704V202**

(CUSIP Number)

Gangjiang Li

Tel.: +86-025-8222-1596

Address:

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing 210000

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	This Amendment No.3 to Schedule 13D (this “Amendment No.3”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on April 2, 2024 (the “Original Schedule 13D”), as amended by amendment no.1 to the Original Schedule 13D filed with the SEC on May 14, 2024 and amendment no.2 to the Original Schedule 13D filed with the SEC on July 23, 2024 (collectively, the “Original Filings”), with respect to Baijiayun Group Ltd, a Cayman Islands exempted company (the “Issuer”). The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number G0704V202 has been assigned to the Class A ordinary shares of the issuer, which are quoted on the Nasdaq Global Market under the symbol “RTC.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Gangjiang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,808,178 ordinary shares(1)
	8	SHARED VOTING POWER 1,728,332 ordinary shares(2)
	9	SOLE DISPOSITIVE POWER 5,808,178 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,808,178 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents the sum of (1) 197,000 Class A ordinary shares held by Mr. Gangjiang Li, and (2) 200,000 Class A ordinary shares and 5,411,178 Class B ordinary shares held by Jia Jia BaiJiaYun Ltd, an entity controlled by Jia Jia EQ Limited, which is beneficially owned by Mr. Gangjiang Li through a trust established under the laws of the Island of Jersey. Mr. Gangjiang Li is the settlor of the trust and Mr. Gangjiang Li and his family members are the beneficiaries of the trust. Jia Jia Ltd, a limited liability company incorporated under the laws of British Virgin Islands and wholly owned by Mr. Gangjiang Li, is the sole member of the investment committee of the trust.

(2)

Represents 1,181,819 Class A ordinary shares and 546,513 Class B ordinary shares held by Nuan Nuan Ltd, an entity wholly owned by Mr. Yi Ma. Mr. Gangjiang Li and Mr. Yi Ma, and their respective holding companies, are parties to an acting-in-concert agreement, pursuant to which the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation such matters, a decision that is made by Mr. Gangjiang Li, or Jia Jia BaiJiaYun Ltd, shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Each of Mr. Gangjiang Li and Jia Jia BaiJiaYun Ltd disclaims beneficial ownership of the shares reported herein except to the extent of his or its pecuniary interest therein, if any.

(3)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 20,616,657 ordinary shares of the Issuer issued and outstanding as of June 30, 2024, comprising 14,658,966 Class A ordinary shares and 5,957,691 Class B ordinary shares. Each holder of the Class A ordinary shares of the Issuer is entitled to one vote per share, and each holder of the Class B ordinary shares of the Issuer is entitled to 15 votes per share. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Jia Jia BaiJiaYun Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,611,178 ordinary shares
	8	SHARED VOTING POWER 1,728,332 ordinary shares
	9	SOLE DISPOSITIVE POWER 5,611,178 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,611,178 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Jia Jia EQ Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,611,178 ordinary shares
	8	SHARED VOTING POWER 1,728,332 ordinary shares
	9	SOLE DISPOSITIVE POWER 5,611,178 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,611,178 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Jia Jia Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,611,178 ordinary shares
	8	SHARED VOTING POWER 1,728,332 ordinary shares
	9	SOLE DISPOSITIVE POWER 5,611,178 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,611,178 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G0704V202

1	NAME OF REPORTING PERSONS Jia Jia JP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 0 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G0704V202

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on April 2, 2024 (the “Original Schedule 13D”), as amended by amendment no.1 to the Original Schedule 13D filed with the SEC on May 14, 2024 and amendment no.2 to the Original Schedule 13D filed with the SEC on July 23, 2024 (collectively, the “Original Filings”), with respect to Baijiayun Group Ltd, a Cayman Islands exempted company (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 3, the Original Filings remain in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Filings.

Item 4. Purpose of Transaction

Item 4 of the Original Filings is hereby amended by adding the following at the end thereof:

On November 4, 2024, Jia Jia JP Limited transferred 90 ordinary shares of Jia Jia BaiJiaYun held by it to Jia Jia EQ Ltd, pursuant to which Jia Jia EQ Ltd beneficially owns ordinary shares of the Issuer held by Jia Jia BaiJiaYun Ltd.

CUSIP No.	G0704V202

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Original Filings is hereby amended by replacing the first paragraph of Item 5(a)-(b) in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

Item 5(e) of the Original Filing is hereby amended as follows:

On November 4, 2024, Jia Jia JP Limited ceased to be the beneficial ownership of more than five percent of the ordinary shares of Baijiayun Group Ltd.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of November 12, 2024
2	Agreement and Plan of Merger by and among Fuwei Films (Holdings) Co., Ltd. and Baijiayun Limited dated July 18, 2022 (incorporated herein by reference to Exhibit 4.1 to the transition report on Form 20-F filed by the Issuer on January 20, 2023)
3	Acting-in-concert Agreement by and among Gangjiang Li, Jia Jia BaiJiaYun Ltd, Yi Ma and Nuan Nuan Ltd dated December 23, 2022 (incorporated herein by reference to Exhibit 3.1 to the transition report on Form 20-F filed by the Issuer on January 20, 2023)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

Gangjiang Li

By:	/s/ Gangjiang Li

Jia Jia BaiJiaYun Ltd

By:	/s/ Gangjiang Li
Name:	Gangjiang Li
Title:	Director

For and on behalf of Anlaguna Limited, as the sole director of Jia Jia JP Limited

By:	/s/ Jane Lee
Name:	Jane Lee
Title:	Authorized Signatory

For and on behalf of Anlaguna Limited, as the sole director of Jia Jia JP Limited

By:	/s/ Carrie Tan
Name:	Carrie Tan
Title:	Authorized Signatory

Jia Jia Ltd

By:	/s/ Gangjiang Li
Name:	Gangjiang Li
Title:	Director

For and on behalf of Nottingham Success Ltd, as the sole director of Jia Jia EQ Limited

By:	/s/ Delakshan Gerard Morgan Chinniah
Name:	Delakshan Gerard Morgan Chinniah
Title:	Authorized Signatory

For and on behalf of Nottingham Success Ltd, as the sole director of Jia Jia EQ Limited

By:	/s/ Lucia Luchetti
Name:	Lucia Luchetti
Title:	Authorized Signatory